Exemption number: 82 4639

03003174

03 JAN -3 AM 10:56

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** **Director, Investor Relations**	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	***02 January 2003***
	Number of pages (including this one):		***1***

Current report 01/2003

The Management Board of KGHM Polska Miedź S.A. announces that it has carried out a rollover of 21 civil law debt bonds of the company Legmet Sp. z o.o. (a subsidiary of DSI S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.), issued on 23 September 2002 and purchased by DSI S.A. DSI S.A. purchased these debt bonds, having a nominal value of PLN 2 100 thousand, on 30 December 2002 for PLN 2 038 thousand. Maturity was set at 30 April 2003. Annual return: 9.00%

Legal basis:
(§5, section 1, point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

SUPPL

DYREKTOR NACZELNY
Nadzoru Właścicielskiego i Papierów Wartościowych
Józef Dudziak

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

dlw 1/22

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)